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                             May 28, 2021

       Kevin Charlton
       Chief Executive Officer
       NewHold Investment Corp.
       12141 Wickchester Ln., Suite 325
       Houston, Texas 77079

                                                        Re: NewHold Investment
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-255017

       Dear Mr. Charlton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

       Form S-4/A filed May 14, 2021

       Background of the Business Combination, page 65

   1. We note your response to prior comment 6 and your inclusion of disclosure providing the
                                                        Company's board's due
diligence relating to Evolv's projections. If Evolv provided the
                                                        Company's board with
any of its own assumptions or qualifications supporting its
                                                        projections, please
revise to include.
       Material Federal Income Tax Consequences, page 90

   2. We note your response to prior comment 8; however, if you do not commit to obtaining a tax opinion supporting
the legal conclusion in your filing that you "intend" the merger to be a "reorganization"
under Section 368(a) of the Tax Code, and therefore tax-free to a
 Kevin Charlton
NewHold Investment Corp.
May 28, 2021
Page 2
       U.S. holder, it is inappropriate to make such a conclusion. See Item 601(b)(8) of
       Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011).
       If you are unable to obtain such a tax opinion because there is significant uncertainty relating to such a conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.
       You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Charlton
                                                            Division of
Corporation Finance
Comapany NameNewHold Investment Corp.
                                                            Office of
Technology
May 28, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName